Exhibit 99.1

Yingli Green Energy and China National Nuclear Corporation Establish Joint Venture to Develop Distributed Generation Solar Projects

BAODING, China, January 7, 2014 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), the largest vertically integrated photovoltaic (“PV”) module manufacturer in the world, known as “Yingli Solar”, today announced that its wholly-owned subsidiary, Yingli Energy (China) Company Limited (“Yingli China”), has entered into an investment agreement for the establishment of a joint venture (“JV”) with China Rich Energy Corporation Limited (“China Rich Energy”), a wholly-owned subsidiary of China National Nuclear Corporation (“CNNC”), to develop and construct distributed generation solar projects across China. As distributed generation systems, these projects will be located in close proximity to end-users of the electricity to be generated by such projects.

Yingli China and China Rich Energy signed a framework agreement several months ago to outline their long-term, strategic cooperative relationship. The framework agreement contemplates establishment of the JV which will develop 500 MW distributed generation solar projects across China, 200 MW of which will be installed on sites to be provided by CNNC or its subsidiaries. Signing of the investment agreement indicates that the cooperation between Yingli Solar and China Rich Energy enters into the implementation stage.

“While CNNC remains committed to nuclear power development, we are increasing our activities in the renewable energy space, in order to expand our development space. The cooperation with Yingli Solar reflects our strategy and is in line with the strategic targets of the Chinese government to promote ecological civilization and sustainable development. We believe we will make a powerful combination and mutually beneficial cooperation by leveraging advantages of both companies,” commented Mr. Hongchao Xu, Chairman of the JV and Deputy General Manager of China Rich Energy.

“We are delighted to establish the joint venture with CNNC,” said Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy. “In light of policies recently adopted by the Chinese government, we expect distributed generation solar projects will embrace rapid growth in China in the near term. Yingli Solar not only has made remarkable achievements in the development of large-scale PV power plants, but will also actively engage in the development of distributed generation PV applications in line with the Chinese government’s policies.”

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar,” is the world’s largest photovoltaic module manufacturer in terms of production capacity and shipments. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 20 regional subsidiaries and branch offices and has distributed more than 7,000 MW PV modules to customers worldwide. For more information please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

About China National Nuclear Corporation

China National Nuclear Corporation (CNNC) is a large state-owned enterprise under the direct management of China’s central government. CNNC is mainly engaged in scientific research and development, design and construction, production and operation in various fields of nuclear technology application, as well as international economic cooperation and import and export businesses. In November 2011, CNNC established China Rich Energy Corporation Limited as a wholly-owned subsidiary to mainly invest and develop wind power and solar power projects. For more information please visit http:// www.cnnc.com.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

In China

Qing Miao
Vice President of Corporate Communications
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yinglisolar.com

In the Americas:

Helena Kimball

Head of Marketing

Yingli Green Energy Americas Inc.

Tel: +1-603-591-5812

Email: helena.kimball@yingliamericas.com

In Europe:

Rebecca Jarschel

Public Affairs & Public Relations Director

Yingli Green Energy International AG

Tel: +41 (0) 44 567 6143

Email: rebecca.jarschel@yinglisolar.ch